Page 1 of 14
                                                         Exhibit Index on Page 2

                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1998

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        National Linen Service Retirement and 401(k)
        Plan for Eligible Associates

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1998

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        14



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              National Linen Service Retirement and 401(k)
                              Plan for Eligible Associates

Date: June 30, 1999           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                                                                          Page 3
                        NATIONAL LINEN SERVICE RETIREMENT
                     AND 401(K) PLAN FOR ELIGIBLE ASSOCIATES

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
                                  TOGETHER WITH
                                AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
National Linen Service Retirement
and 401(k) Plan for Eligible Associates:


We have audited the accompanying statements of net assets available for benefits of NATIONAL LINEN SERVICE RETIREMENT AND 401(k) PLAN FOR ELIGIBLE ASSOCIATES as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP


Atlanta, Georgia
April 29, 1999

                        NATIONAL LINEN SERVICE RETIREMENT

                     AND 401(K) PLAN FOR ELIGIBLE ASSOCIATES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1997







                                                                                        1998              1997
                                                                                     ------------      -----------
INVESTMENT IN NSI DC TRUST, at fair value (Notes 2 and 3):
    Balanced Fund                                                                     $1,252,541       $1,273,795
    Diversified Equity Fund                                                            2,022,436        1,896,466
    Stable Value Fund                                                                    742,794          711,345
    NSI Stock Fund                                                                       396,596          510,187
    Loan Fund                                                                            134,397          172,271
    International Fund                                                                    79,766           76,411
    Index Fund                                                                           123,752           31,491
    Small Company Fund                                                                    40,363           21,707
    Bond Index Fund                                                                        7,505                0
                                                                                     ------------      -----------
              Total investment                                                         4,800,150        4,693,673

CONTRIBUTIONS RECEIVABLE--PARTICIPANT                                                     10,267           57,172
                                                                                     ------------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                     $4,810,417       $4,750,845
                                                                                     ============      ===========





The accompanying notes are an integral part of these statements.

                        NATIONAL LINEN SERVICE RETIREMENT

                     AND 401(K) PLAN FOR ELIGIBLE ASSOCIATES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1998









                                   Diversified  Stable     NSI                                  Small     Bond
                         Balanced     Equity     Value     Stock     Loan     Int'l    Index   Company   Index
                          Fund        Fund       Fund      Fund      Fund     Fund     Fund     Fund      Fund    Other      Total
                        ---------- ----------- --------- -------- --------- -------- --------- -------- ------ --------- ---------


CONTRIBUTIONS-
  PARTICIPANT           $ 206,690  $  266,100  $159,072  $100,488 $      0  $24,999  $ 41,794  $14,565  $   35 $(46,905) $  766,838

NET GAIN (LOSS) FROM
  INVESTMENT IN NSI
     DC TRUST (Note 3)    162,320     513,035    47,108  (102,925)       0      (31)   19,730    4,381     133        0     643,751

BENEFITS PAID TO
  PARTICIPANTS           (346,707)   (568,688) (206,732) (111,598) (69,852) (24,136)  (13,503)  (9,801)      0        0  (1,351,017)

INTRAPLAN TRANSFERS       (43,557)    (84,477)   32,001       444   31,978    2,523    44,240    9,511   7,337        0           0
                        ---------- ----------- --------- -------- --------- -------- --------- -------- ------ --------- ----------
NET (DECREASE) INCREASE   (21,254)    125,970    31,449  (113,591) (37,874)   3,355    92,261   18,656   7,505  (46,905)     59,572

NET ASSETS AVAILABLE FOR
  BENEFITS,
     December 31, 1997   1,273,795  1,896,466   711,345   510,187  172,271   76,411    31,491   21,707       0   57,172   4,750,845
                        ---------- ----------- --------- -------- --------- -------- --------- -------- ------ --------- ----------
NET ASSETS AVAILABLE FOR
  BENEFITS,
     December 31, 1998  $1,252,541 $2,022,436  $742,794  $396,596 $134,397  $79,766  $123,752  $40,363  $7,505 $ 10,267  $4,810,417
                        ========== =========== ========= ======== ========= ======== ========= ======== ====== ========= ==========







The accompanying notes are an integral part of this statement.

                        NATIONAL LINEN SERVICE RETIREMENT

                     AND 401(K) PLAN FOR ELIGIBLE ASSOCIATES


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.   PLAN DESCRIPTION

     The following is a brief description of the National Linen Service Retirement and 401(k) Plan for Eligible Associates (the "Plan") of the National Linen Service Division (the "Company") of National Service Industries, Inc. of Georgia, a wholly owned subsidiary of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan established effective January 1, 1994 under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all eligible nonunion, nonmanagement employees of the Company who have attained the age of 20.5 with at least six months of service. The Plan's coverage will expand, effective January 1, 1999, to include all nonunion, hourly paid employees employed at a linen or uniform services plant operated by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Effective July 13, 1997, all of the assets and liabilities of the Plan attributable to those participants employed by the Company who were not working in dedicated uniform servicing operations were transferred via a trustee-to-trustee transfer to the G&K Services 401(k) Savings Incentive Plan and trust established thereto.

     Contributions

     Participants may elect to contribute between 1% and 10% (15% effective January 1, 1999) of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC.

     Vesting

     Participants are always fully vested in their individual contributions and the earnings thereon.

     Administration

     All administrative expenses of the Plan were paid by the Company during the year ended December 31, 1998.

     Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

     The Plan's investment fund balances are expressed in units. At December 31, 1998 and 1997, 388,802 and 448,243 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1998 and 1997:

                                                               1998       1997
                                                           ----------  ---------
              Balanced Fund                                 $  37.82   $  33.18
              Diversified Equity Fund                          15.71      14.04
              Stable Value Fund                                12.84      12.07
              NSI Stock Fund                                   15.47      19.61
              International Fund                               17.76       4.82
              Index Fund                                      112.85      89.56
              Small Company Fund                               11.58      11.21
              Bond Index Fund                                  11.16        N/A

     Investment in Master Trust

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plan's Master Trust (the "NSI DC Trust"). Effective January 1, 1998, INVESCO Trust Company has been appointed trustee of the NSI DC Trust.

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

     Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis.

     The separate investment options offered by the Plan are as follows:

          o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

          o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal. This fund is managed by INVESCO Trust Company or its affiliates.

          o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss. This fund is managed by INVESCO Trust Company or its affiliates.


          o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

          o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth. During 1998, the investment committee of the NSI DC Trust changed the specific asset fund which serves as this investment option.

          o Index Fund. This fund (offered beginning June 1997) is invested in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

          o Small Company Fund. This fund (offered beginning June 1997) is invested in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income. This fund is managed by INVESCO Trust Company or its affiliates.


          o Bond Index Fund. This fund (offered beginning July 1998) is invested in a well-diversified portfolio that is representative of the domestic investment-grade bond market.

     Loans to Participants

     The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1998 was 9.25%.

     Loan issuances and repayments are included in intraplan transfers in the accompanying statement of changes in net assets available for benefits. Interest on loans is included in the net gain from investment in NSI DC Trust and is allocated to each investment fund based on participants' investment elections.

     Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, retirement (age 65), or other termination of employment. These benefits are payable in a lump-sum amount or can be paid in installments at the participant's election if his/her vested balance is greater than $5,000 and he/she is age 55 or older.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash. If the equivalent number of shares to be distributed to a participant is less than 100, then the participant may elect to receive cash instead of shares as his/her distribution.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

     Plan Termination

     Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4, "Reporting of Investment Contracts for Welfare and Pension Plans." At December 31, 1998 and 1997, contract value approximates fair value. At December 31, 1998, the weighted average crediting interest rate was 6.6%. For the year ended December 31, 1998, the annual yield on the GICs held by the NSI DC Trust was 7%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are they adjusted to a rate less than 0%.

     GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

     Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed-income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1998, the value of the underlying assets of the synthetic GICs (determined from quoted market prices) and the value of the related wrapper contracts were $48,749,180 and $(1,232,140), respectively.


3.   NSI DC TRUST

     Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1998 is summarized as follows:

              Dividends on common stock                           $     363,675
              Interest income                                         3,619,354
              Net depreciation in fair value of NSI common stock     (4,420,458)
              Net income from common/collective trust                23,084,929
              Net income from mutual funds                           12,167,659
              Net income from pooled separate account                    31,785
                                                                  --------------
                            Total investment income                 $34,846,944
                                                                  ==============

     The investment income of the NSI DC Trust for the year ended December 31, 1998 is allocated among participating plans as follows:

              National Linen Service Retirement and 401(k)
                Plan for Eligible Associates                      $     643,751
              All other NSI plans                                    34,203,193
                                                                  --------------
                            Total                                   $34,846,944
                                                                  ==============

     Net Assets

     The net assets of the NSI DC Trust are as follows at December 31, 1998 and 1997:

                                                        1998            1997
                                                  --------------  --------------

              Mutual funds                        $  91,469,061   $  79,312,170
              Common/collective trust                98,522,341      79,112,333
              Guaranteed investment contracts        59,224,919      52,443,357
              NSI common stock                       15,348,609      18,045,789
              Loans receivable from participants      7,590,683       7,564,684
              Money market fund                               0       1,740,602
              Pooled separate account                 2,315,680       2,385,857
                                                  --------------  --------------
                                                    274,471,293     240,604,792
              Cash                                            0           9,476
                                                  --------------  --------------
                                                    274,471,293     240,614,268
              Accrued investment income                   6,608         112,870
              Adjustments for pending trades             19,658        (199,191)
              Other                                           0         (47,759)
                                                  --------------  --------------
              Net assets                          $ 274,497,559   $ 240,480,188
                                                  ==============  ==============

      The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1998 and 1997:

                                                                 1998                            1997
                                                      --------------------------     ----------------------------
                                                        Amount         Percent         Amount           Percent
                                                   ---------------- ------------     --------------- ------------
              National Linen Service Retirement
                and 401(k) Plan for
                  Eligible Associates              $    4,800,150         1.75%      $    4,693,673       1.95%
              All other plans                         269,697,409        98.25          235,786,515      98.05
                                                   ---------------- ------------     --------------- ------------
                   Total                           $  274,497,559       100.00%      $  240,480,188     100.00%
                                                   ================ ============     =============== ============


      Investment in NSI Common Stock

     As  of  December   31,  1998  and  1997,   approximately   5.6%  and  7.5%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


4.   Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated July 19, 1995 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1998 and 1997.

                                                                         Page 13
5.   Nonexempt Transactions

     For  certain  payroll  periods  during  1998,  the  Company  did not  remit participant contributions to the Plan in a timely manner. These contributions, amounting to $197,356, are deemed to have represented loans to the Company by the Plan. The loan of plan assets to a party in interest is a nonexempt transaction under Section 406(a) of ERISA. The participant contributions and related lost earnings were remitted to the Plan prior to December 31, 1998.